Exhibit 4.1

EXECUTION VERSION

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of September 7, 2016 (the “Effective Date”), is by and among W&T Offshore, Inc., a Texas corporation (the “Company”), the Guarantors (as defined in the Indenture below) from time to time party hereto, and Wilmington Trust, National Association, a national banking association, as successor trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has previously issued 8.500% Senior Notes due 2019 in the original aggregate principal amount of $900 million (the “Notes”) under the Indenture, dated as of June 10, 2011, by and among the Company, the Guarantors from time to time party thereto and the Trustee (the “Indenture”);

WHEREAS, there is currently $900 million in aggregate principal amount of Notes outstanding;

WHEREAS, under Section 9.02 of the Indenture, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes or the Note Guarantees with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (excluding any Notes owned by the Company or any of its Affiliates) voting as a single class (including, without limitation, consents obtained in connection with an exchange offer for the Notes);

WHEREAS, Holders of at least a majority in aggregate principal amount of the outstanding Notes (excluding any Notes owned by the Company or any of its Affiliates), voting as a class, consented to the amendment set forth herein in connection with that certain offer to exchange up to (i) 76,590,000 shares of common stock, par value $0.00001 per share, of the Company, (ii) $202.5 million aggregate principal amount of its new 9.00%/10.75% Senior Second Lien PIK Toggle Notes due 2020 and (iii) $180.0 million aggregate principal amount of its new 8.50%/10.00% Senior Third Lien PIK Toggle Notes due 2021, for any and all validly tendered and not validly withdrawn Notes that are held by certain eligible Holders (the “Exchange Offer”), upon the terms and subject to the conditions set forth in the Company’s confidential offering memorandum and consent solicitation statement dated July 25, 2016, as amended on August 16, 2016, and the related letter of transmittal (such documents, including any amendments, modifications or supplements thereto, the “Exchange Offer Documents”);

WHEREAS, this Supplemental Indenture is authorized by Section 9.02 of the Indenture;

WHEREAS, the Company has furnished the Trustee with an Officers’ Certificate and an Opinion of Counsel complying with the requirements of Section 9.06 of the Indenture; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement of the Company, the Guarantors and the Trustee and a valid amendment to the Indenture have been done.

NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed for the equal and ratable benefit of all Holders, as follows:

SECTION 1. Capitalized Terms. Initially capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

SECTION 2. Amendments to Indenture.

2.01 The definition of “Credit Facilities” set forth in Section 1.01 of the Indenture is hereby deleted and replaced in its entirety to read as follows in the Indenture:

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more current or future debt facilities (including, without limitation, the Credit Agreement), indentures, or commercial paper facilities with banks, investment banks, insurance companies, trust companies, mutual funds, other lenders, investors or any of the foregoing providing for revolving credit loans, term loans, notes, debt securities, guarantees, receivables financing (including through the sale of receivables to such lenders, or to special purpose entities formed to borrow from (or sell such receivables to) such lenders against such receivables), letters of credit, bankers’ acceptances, or other borrowings, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time and any agreements and related documents governing Indebtedness or other Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, (whether upon or after termination or otherwise) (including by means of sales of debt securities to investors) in whole or in part from time to time.

SECTION 3. Effectiveness. Subject to the following sentence, this Supplemental Indenture shall become effective on the Effective Date, and the Indenture and the Notes shall be supplemented in accordance herewith. Notwithstanding the foregoing sentence, the provisions of this Supplemental Indenture shall become operative only upon the consummation of the Exchange Offer in accordance with the Exchange Offer Documents. The Company shall notify the Trustee in writing (which may be by electronic mail) promptly after the occurrence of such consummation or promptly after the Company shall determine that such consummation will not occur.

SECTION 4. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 5. GOVERNING LAW. THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE.

SECTION 6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this instrument as to the parties hereto and may be used in lieu of the original instrument for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

SECTION 7. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of the provisions hereof.

SECTION 8. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the Guarantors.

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Signature pages follow.]

SIGNATURES

Dated as of September 7, 2016

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President and Chief Financial Officer

W&T ENERGY VI, LLC

By:	/s/ Thomas F. Getten
Name:	Thomas F. Getten
Title:	Authorized Representative

W&T ENERGY VII, LLC

By:	/s/ Thomas F. Getten
Name:	Thomas F. Getten
Title:	Authorized Representative

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Shawn Goffinet
Name:	Shawn Goffinet
Title:	Assistant Vice President

Signature Page to Supplemental Indenture